                                                                     Exhibit 2.1
                                                                     -----------

                      [Letterhead of Candle Corporation]

December 27, 1996


Robert D. Gordon
Chairman, CEO & President
Apertus Technologies, Inc.
7275 Flying Cloud Drive
Eden Prairie, MN 55344


     Re:  Letter Agreement Regarding Acquisition of the MQView
          -----------------------------------------------------
Business Unit
-------------

Dear Mr. Gordon:

     The purpose of this letter is to set forth in writing the arrangements which Apertus Technologies Inc. ("Seller") and Candle Corporation ("Buyer") have made regarding Buyer's acquisition of MQView Business Unit ("MQView") from Seller.

     In consideration of Buyer's agreement to expend time, money and effort in conducting due diligence regarding the Assets (as described above):

     1. Description of Assets. As used in this letter agreement, the term "Assets" shall mean: (i) the product known as MQView, which includes; (1) its related technology and intellectual property; (2) all MQView maintenance agreements and other contracts with existing customers; (3) the agreement with IBM for maintenance of IBM's Level 1 code base (known as EZBridge); (4) the royalty agreement for the transition from Level 1 code (EZBridge) to Level 2;
(5) the employment rights identified in Section 5 of this Letter Agreement; and
(6) the MQView Business Unit's associated hardware and software, and (ii) subject to the consent of the landlord, the Apertus Long Island office facility lease. Purchase of both the agreement with IBM for maintenance of IBM's Level 1 code base and the royalty agreement for the transition from Level 1 code and are subject to the consent of IBM.

     2. Purchase Price. The purchase price for the Assets shall be the sum of $7,400,000 (Seven million, four hundred thousand US dollars), payable $250,000 (two hundred and fifty thousand US dollars) as a non-refundable deposit by wire transfer no later than 3pm cst on January 3, 1997 and $7,150,000 (Seven million, one hundred and fifty thousand US dollars) at the time of closing.

December 27, 1996
Page 2


     3. Due Diligence Period. Buyer shall have until January 17, 1997 to review all aspects of the Assets, and Seller shall give Buyer access to all of Seller's files, materials, books and records (interpreted broadly) regarding the Assets. Buyer may terminate this letter agreement by written notice to Seller on or before January 31, 1997, if Buyer is not satisfied with the results of its due diligence review in its sole and subjective determination.

     4. Closing. The closing shall take place on or before January 31, 1997 at Buyer's (or its counsel's) offices in Los Angeles County, California. At the closing, Seller shall execute, acknowledge (where appropriate) and deliver conveyance documents in form reasonably requested by Buyer transferring the Assets to Buyer. Buyer shall concurrently pay all amounts required to be paid by Buyer at closing.

     5. Employees. Candle shall have the right, at its sole discretion, to offer employment to all key sales, marketing, development and support employees of the MQView Business Unit of Apertus. Candle will evaluate these employees for those management, technical, sales and marketing skills necessary for the success of the business and negotiate employment Agreements in good faith. Candle will assume responsibility for accrued salary and paid time off of any Apertus employee which becomes a Candle employee pursuant to this paragraph.

     6. Limitation on Contracts and Liabilities Assumed. Buyer shall not be liable for any contracts or liabilities of Seller except for those expressly assumed by Buyer.

     7. Confidentiality. I. Prior to Closing, neither the Buyer nor Seller shall make any public announcement or otherwise disclose the transaction contemplated in this letter agreement to any third persons whatsoever except (a) as agreed upon in advance by both parties, (b) to lenders, creditors or other persons whose consent is required before the disclosing party may consummate the contemplated transaction, (c) as contemplated by the Agreement, (d) to accountants, attorneys and other professionals engaged by the parties to facilitate the transaction, or (e) otherwise as may be required by law.

          II. In accordance with Section 7(I)(a), the parties agree that subsequent to the execution of this Letter Agreement, Seller may inform Boole & Baggage Inc. of the existence of this Letter Agreement. This consent shall not allow either party to inform Boole & Babbage Inc. of the terms and conditions of this Letter Agreement.

     8. Non-Compete Clauses. For a period of 3 years, commencing on the closing date, Apertus will not develop, manufacture, market, and/or distribute any products similar or competitive to the "Assets".

December 27, 1996
Page 3

     9. Agreement to Continue Customary Operations. Seller agrees to operate and cause Seller's business to be operated from the date hereof until the closing in a manner consistent with which such business has been operated for the one year period prior to the date hereof, including, but not limited to, the manner Seller collects its receivables and pays its payables. Seller agrees to refrain from selling any asset, incurring any liability or making any distributions to stockholders until the closing other than in the ordinary course of business.

     10. Costs and Expenses; Brokerage Fees. Each party shall bear all costs incurred by it, including brokerage fees and commissions, in connection with the transaction contemplated by this letter.

     11. Representations and Warranties. Each party represents and warrants that (i) this letter agreement is binding upon and enforceable against such party, (ii) such party is authorized to enter into this letter agreement by all required corporate actions, (iii) no consent of any other party is required for the execution and performance of this letter agreement, nor is such execution and performance prevented in whole or part by any order, decree or ruling of any court or governmental agency. Seller represents and warrants it owns all right, title and interest in and to the Assets, free and clear of any encumbrance, lien or obligation of any kind or nature. Any representations or warranties contained in this letter agreement shall survive the closing and the conveyance of the assets.

     12. Further Documentation. The parties anticipate negotiating and executing additional documentation regarding the business transactions of this letter agreement by January 31, 1997. From and after the execution of this letter agreement, however, the parties may fully enforce each provision of this letter agreement, even if no subsequent detailed documentation is executed and delivered, unless the due diligence is unsatisfactory to Buyer and Buyer terminates this letter agreement pursuant to Paragraph 4.

     13. Miscellaneous. This letter agreement contains the entire agreement of the parties regarding the subject matter and may be amended only in writing. In the event of any dispute, the prevailing party shall be entitled to attorneys' fees. This letter agreement shall be binding upon and inure to the benefit

December 27, 1996
Page 4

of the parties' successors and assigns. This Agreement shall be interpreted under the laws of the state of California, where venue shall lie.


Agreed:


Apertus Technologies, Inc. Candle Corporation

By /s/ Sue Hogue - for R.D. Gordon        By /s/ Andy Mullins
   ----------------------------------        --------------------
Name Sue Hogue for R.D. Gordon            Name
     --------------------------------         -------------------
Title   VP & CFO                          Title
     --------------------------------          ------------------